September 28, 2004

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

I was previously principal accountant for Autocarbon, Inc. and, under the date of May 18, 2004, I reported on the consolidated financial statements of Autocarbon, Inc. as of March 31, 2004 and for the years ended March 31, 2004 and on the financial statements end March 31, 2003. On today, we resigned as principal accountants. We have read Autocarbon, Inc.'s statements included under
Item 4(a) of its Form 8-K dated September 28, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Autocarbon, Inc.'s statement that the decision to change accountants was approved by its Board of Directors.

Very truly yours,


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Aaron Stein